Filed by ICON plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: PRA Health Sciences, Inc.
(Commission File No. 001-36732)
Date: February 24, 2021

The following is a transcript of the IR Conference Call held on February 24, 2021.

ICON (Q4 Results 2020) February 24, 2021

Corporate Speakers:
•	Jonathan Curtain; ICON Public Limited Company; VP of Corporate Finance & IR
•	Steve Cutler; ICON Public Limited Company; CEO
•	Colin Shannon; PRA Health Sciences; Chairman & CEO
•	Brendan Brennan; ICON Public Limited Company; CFO

Participants:
•	Robert Jones; Goldman Sachs Group Inc.; Analyst
•	Jack Meehan; Nephron Research LLC; Analyst
•	Tycho Peterson; JPMorgan Chase & Co.; Analyst
•	Erin Wright; Credit Suisse Group AG; Analyst
•	Eric Coldwell; Robert W. Baird & Co.; Analyst
•	David Windley; Jefferies Group LLC; Analyst
•	Sandy Draper; Truist Securities, Inc.; Analyst
•	Elizabeth Anderson; Evercore Inc.; Analyst
•	Donald Hooker; KeyBanc Capital Markets Inc.; Analyst
•	George Hill; Deutsche Bank AG; Analyst
•	John Kreger; William Blair & Company; Analyst
•	Juan Avendano; BofA Merrill Lynch; Analyst
•	Dan Brennan; UBS Investment Bank; Analyst

PRESENTATION

Operator^  Ladies and gentlemen, thank you for standing by. Welcome to today’s ICON PLC Q4 2020 Earnings Conference Call.

(Operator Instructions)

I must advise you that this conference is being recorded today, and that’s Wednesday, the 24th of February 2021.

I’d now like to hand the conference over to your first speaker today, Jonathan Curtain. Please go ahead, sir.

Jonathan Curtain^  Thanks, Jan. Good day, ladies and gentlemen. Thank you for joining us on this call covering the quarter and full year ended December 31, 2020.

Also on the call today we have our CEO, Dr. Steve Cutler; and our CFO, Mr. Brendan Brennan, and we are delighted to be joined by Colin Shannon, Chairman and CEO of PRA Health Sciences.

I would like to note that this call is webcast and that there are slides available to download on our website to accompany today’s call. Certain statements in today’s call will be forward-looking statements. These statements are based on management’s current expectations and information currently available, including current economic and industry conditions.

Actual results may differ materially from those stated or implied by forward-looking statements due to risks and uncertainties associated with the company’s business, and listeners are cautioned that forward-looking statements are not guarantees of future performance.

Forward-looking statements are only as of the date they are made. We do not undertake any obligation to update publicly any forward-looking statements either as a result of new information, future events or otherwise.

More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by the company.

In addition, as announced this morning, Icon and PRA Health Sciences have entered into a definitive merger agreement. This call will touch on the transaction.

Please note, this call does not constitute an offer to sell or buy or the solicitation of any offer to buy or sell any securities nor shall there be any sale of securities in a jurisdiction in which such offer, solicitation or sale we will also prior to registration or qualification under the securities law of any such jurisdiction.

No offering of securities shall be made except by means of a prospectus meeting regulatory requirements of Section 10 of the Securities Act of 1933. In connection with the proposed transaction, ICON expects to file a registration statement on Form 4F with the SEC containing to a preliminary perspective of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. ICON PRA will file other documents regarding the proposed transaction with the SEC.

Before making any voting or investment decisions, investors and security holders of ICON and PRA stock are encouraged to carefully read the entire registration statement and proxy statement prospectus when filed and made available on each of our websites and sec.gov. This presentation includes selected non-GAAP financial measures.

For a presentation of the most directly comparable GAAP financial measures, please refer to the press release statement has the consolidated -- condensed consolidated statements of operations U.S. GAAP unaudited.

While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, we believe certain non-GAAP information is more useful to investors for historical comparison purposes.

We’ll be limiting the call today to 1 hour and would therefore ask participants to keep their questions to 1 each with an opportunity to ask 1 related follow-up question. I would now like to hand over the call to our CEO, Dr. Steve Cutler.

Steve Cutler^  Thank you, Jonathan, and good day, everyone. It’s an exciting day for ICON and a significant industry milestone as we announced that ICON has agreed to acquire PRA Health sciences, one of the world’s leading CROs with over 19,000 employees and offices in 42 countries. This strategic transaction brings together 2 high-quality, innovative, growing organizations with similar culture and values, combining to become a world-leading health care intelligence and clinical CRO.

With the addition of PRA, ICON will create a new paradigm for bringing clinical research to patients, offering expanded capabilities to customers, and growth opportunities for employees while delivering significant shareholder value. There are several key strategic reasons why we have decided to proactively unite our organizations at this time. First, by joining together, we will significantly enhance our operational scale, which is essential to meeting current and future customer demands. With broader and deeper service geographic and therapeutic offerings and extensive data-driven health care technology, we can deliver enhanced solutions for all customers, increasing access to patients and reducing development time and cost.

The combined businesses will have over 35,000 employees across the globe, pro forma revenue of approximately USD 6 billion and will be #1 or 2 across all key clinical CRO market segments. The united companies have a highly complementary customer base through strategic partnerships with the majority of the world’s top biopharma companies providing a platform for sustainable growth.

Secondly, ICON and PRA share a common focus on leveraging data and applying technology to execute clinical trials and post-approval studies with the highest quality and speed.

The pandemic has accelerated the transformation of the clinical trial landscape and opened up significant opportunities to decentralize trials. We believe this trend is here to stay. And by integrating capabilities, including PRA’s mobile and connected health platforms, real-world data and information solutions with ICON’s global site network, home health services and wearables expertise, we can deliver truly differentiated, decentralized and hybrid trial solutions.

Continuing to build on our patient site and data strategy has been a primary focus at ICON. And with the addition of PRA’s technology and expertise, we will innovate and evolve our strategy in this area, which will continue to be at the forefront of our strategic priorities. And finally, from a shareholder perspective, as outlined in our press release and accompanying slide deck, the transaction is anticipated to be highly accretive, delivering double-digit accretion in the first full year and growing to 20% plus thereafter. This will be driven by growth momentum, estimated annual cost synergies of $150 million and a combined effective tax rate decreasing to 14%, both to be realized in approximately 4 years.

We also expect to further leverage our industry-leading global business services platform to generate strong and sustainable EPS growth over the longer term.

ICON and PRA are proactively consolidating from positions of strength in an expanding market, which will enable us to take full advantage of the current robust industry demand as evidenced by the quarter 4 bookings reported by both companies. We are confident that our focus in the clinical development space will continue to engage our customers and drive strong growth over the longer term.

Our combined strength in delivering global functional and full-service clinical solutions is industry leading, and we believe the need for these larger scale, flexible solutions will continue to grow. The complementary nature of our services will also present revenue synergies across our broader customer base. We see near-term opportunities in areas such as Central and Specialty Labs, the Accellacare site network, language services, home health, early phase, mobile health and data information solutions.

Most importantly, at the heart of both our companies are our people, and notably, ICON and PRA share a common culture focused on operational excellence, customer delivery, technology application and employee development. The strength of our cultures has been evident during the current COVID pandemic, where our people have demonstrated great strength and resilience.

As a combined company with expanded capabilities and expertise, we expect to offer employees exciting roles and significant career development opportunities within and across the key service areas and geographies in the company.

The combined company will be headquartered in Dublin, Ireland. I will serve as the Chief Executive Officer, and Brendan will serve as the Chief Financial Officer. Ciaran Murray will serve as the Chairman of the Board of Directors. PRA will nominate 2 directors to join the ICON Board, one of whom I’m delighted to say will be Colin.

Both ICON and PRA have a solid track record of delivery and highly experienced management teams who have a strong history of integrating successful businesses. To ensure our continued success, we will harness the outstanding leadership and talent that resides in both organizations to deliver operational excellence and continue our focus and mission on patient-centered drug and device development.

Before turning over the call to Colin, I’d like to thank the ICON and PRA teams, who put together this transaction over the last couple of months. They’ve all worked extremely hard, and we’re very grateful to them.

And with that, I’ll turn it over to Colin.

Colin Shannon^  Thank you, Steve, and hello, everyone. I would like to also echo Steve’s enthusiasm for this historic day for PRA Health Sciences and ICON. I have been honored to serve as an executive at PRA since 2007, and I’m incredibly proud of the achievements of our 19,000 employees and their dedication to improving the life of patients around the globe. I believe joining forces with ICON at this time presents a unique opportunity to create a stronger organization that is aligned culturally and is united in our mission and passion to deliver life-saving therapies to patients.

This transaction better positions both PRA and ICON to not only serve the companies of the market, but to work together to develop and build new patient-centered solutions in the future. PRA has always prided itself on being an innovator, and we believe the investments we have made in areas such as mobile and connected health, real-world evidence, data solutions and wearables will serve the new organization well as we move forward towards a more patient-center focused industry.

I have talked frequently about the need to apply health care intelligence to enhance development, and I know Steve shares my vision to find better ways of leveraging all of our data assets around patient health care to better optimize clinical trial design and execution to maximize efficiency and speak to market for new drugs and devices.

Our respective organization have shared heritage of building strong, long-term customer partnerships across all market segments, ranging from small-early-stage biotech firms to the world’s largest biopharma companies. We continue to focus on being a partner of choice across all these segments. I look forward to my continued involvement in the new organization as a member of the Board of Directors and will fully support Steve and the rest of our teams as they work through the integration of the businesses following the closing.

I would now like to hand the call over to Brendan.

Brendan Brennan^  Thank you, Colin. Firstly, I would like to cover the terms of the deal. Today, we are announcing that we signed a definitive agreement to acquire all of the outstanding shares of PRA in the cash and stock transaction, whereby PRA Health shareholders will receive $80 in cash and 0.4125 icon common shares for each PRA health common share. This represents an aggregate value of $12 billion with consideration consisting of 48% cash and 52% stock with a pro forma equity ownership comprised of approximately 66% ICON shareholders and approximately 34% PRA shareholders.

The definitive agreement has been approved by the Board of Directors of both companies. The transaction is subject to the required regulatory approvals and customary closing conditions as well as the approval of ICON and PRA shareholders. We currently expect the transition -- transaction to close in Q3 2021. We expect to finance the transaction through a mix of cash on hand and new financing. Upon closing of the transaction, we expect our net leverage to be approximately 4.5x adjusted EBITDA, including credit for the $150 million of run rate synergies.

Both ICON and PRA had a long track record of effective execution, sustainable growth and increasing shareholder value. Using our assured management expertise, best practice operating models, synergies and efficient tax structures, we expect to create significant future shareholder value from full year 1. In terms of our longer-term growth outlook, we believe we can grow our revenues in the high single digits, supported by the strong market demand, our expanded relationships with large pharma, growing base of midsized customers and leveraging the continued strong biotech environment.

Both companies have a strong track record of EBITDA growth. And as we grow our top line, we will look to leverage our best-in-class support infrastructure to deliver adjusted EBITDA growth in the low teens.

As I mentioned, we are targeting annualized cost synergies to be in the range of $150 million, realized in approximately 4 years. And these will come from a number of areas, including optimizing business processes, and IT infrastructure, facility-related savings, corporate costs and leveraging of our support service centers of excellence.

The blended tax rate of the combined business will be 17% at close and we are targeting to reduce this to 14% in approximately 4 years. This will support adjusted earnings per share growth in the mid-teens plus range. Overall, the combination of strong revenue and EBITDA growth will drive double-digit accretion in full year 2022, growing to 20% plus thereafter.

As we grow, we will continue to generate robust cash flows, which we expect will enable us to delever from 4.5x net debt to adjusted EBITDA to close to target of below 2.5x net debt to adjusted EBITDA for the end of 2023.

Our shared track record are delivering against our financial objectives gives us confidence in our ability to hit these financial goals as does the strong momentum that both ICON and PRA bring into the union. This is demonstrated by our Q4 and FY 2020 results, which I will now talk to briefly.

In quarter 4 results, ICON achieved gross business wins of $1.285 billion and recorded $205 million worth of cancellations. Consequently, net awards in the quarter were a record $1.80 billion, resulting in a net book-to-bill of 1.42x. Full year gross business wins were $4.572 billion, and cancellations were $725 million, resulting in net business wins of $3.847 billion and a net book-to-bill of 1.38x. With the addition of these new awards, our backlog grew to $9.7 billion. This represents a year-on-year increase of 13.4%.

Revenue in quarter 4 was $760.2 million. This represents a year-on-year increase of 4.8% or 3.3% on a constant currency basis and 2.8% on constant dollar organic basis. Full year 2020 revenue was $2.7973 billion. This represents a year-on-year decrease of 0.3% or 0.5% on a constant currency basis. On a constant dollar organic basis, revenue declined -- revenue decline was 1.7%. Operating income for quarter 4 was $119.9 million, a margin of 15.8%. This compared to 15.4% last quarter and 15.9% in the comparable quarter last year. For the full year 2020, operating income was $409.6 million, a margin of 14.6% compared to a margin of 15.4% for the full year 2019.

Net income for the quarter was $101.2 million, a margin of 13.3%, equated to diluted earnings per share of $1.90. This compares to earnings per share of $1.83 in the comparable quarter last year.

Net income attributable to the group for the full year 2020 was $348.2 million, a margin of 12.4%, equating to diluted earnings per share of $6.53 and this compares to earnings per share of $6.88 in 2019. For the full year 2021, we are guiding for the ICON stand-alone business, revenues in the range of $3.2 billion to $3.3 billion, represents (inaudible) between 14.4% and 18% and EPS in the range of $8 to $8.50, representing growth of 24% to 30%.

With all of that said, operator, I’d like to hand back to you now for questions.

QUESTIONS AND ANSWERS

Operator^  (Operator Instructions)

And we will take our first question. Our first question comes from the line of Robert Jones.

Robert Jones^  Great. And congratulations to both teams on the deal. I guess maybe just high level to start off. I think for most of us who’ve followed the space for a long time, there was always a view that kind of big CRO on CRO deals just haven’t happened because of potential attrition on the customer and employee side and things of that nature. And I totally appreciate that there’s clearly synergies to be had from this combination, but it does really seem to be driven a lot. The logic, at least on the surface seems a lot to be driven by scale. So I guess the question really is why now? And then specifically, what capabilities do you think this combination brings to bear that will address specific evolving needs of the market?

Steve Cutler^  Yes. Robert, let me take that. So in terms of why now, this is not something that for us has just happened over the last few months. We’ve done, as you all know, we’ve been interested in this sort of transaction for some years now. And this has been a process that we’ve been involved in and been looking at the market for over the last 3 or 4 years.

And as we think about why now, it really came down to a number of factors. One is the acquisition target. PRA have always been a highly respected competitor. We’ve admired what Colin and his team have done for many years. And so we always thought they were at extremely desirable asset, I suppose. They’ve been, as I say, a very good competitor over many years, and that’s been important for us.

In terms of the opportunity to complementary the fit in terms of customers, in terms of services, in terms of brit deepening and strengthening our scale, it’s fit, it works very well for us. They are a clinically focused CRO. We’re really in the Phase I to late phase space and the data and technology around that. That worked well for us from a culture point of view. There was a really good fit, I think, between the 2 organizations. So it was -- from a fit point of view, it really work well.

And then there’s the opportunity, as we come out of the pandemic for how clinical trials are really changing and the opportunity to really get on that a pivotal moment, I suppose, bring together 2 really strong organizations and take advantage of that opportunity. So we bring together really key capabilities. I mean, in terms of scale, it comes down to the key functional therapeutic and medical sort of areas, that’s clear. But more so also in our technology, PRA brings some different technology and data opportunities and innovation to fit very nicely with ICON’s site, patient and data strategy.

Our global site network, our home health services fit very well with their mobile and health care platform. And we believe those combinations really offers a huge opportunity to come out of this pandemic with a whole new way of doing clinical trials, as we called it, and we called it as a health care intelligence organization, taking the whole data story to another level and really making clear changes in the way we run clinical trials and the way we improve the efficiency with which we do clinical ties. So there are a number of things coming together that really drove us to making the decision to bring these 2 organizations together.

Robert Jones^  Okay. And I guess, maybe, Brendan, just 1 on the synergies, $150 million ramp over 4 years. Anything you can give us as far as the breakdown on where the synergies are coming from the SG&A versus COGS? And then just anything on the ramp of the $150 million in over the 4 years would be really helpful?

Brendan Brennan^  Sure. Sure, Bob. Yes. I mean we haven’t nailed it all down yet, but to give you the kind of the broad book, certainly, we’ll be looking at the global infrastructure and making sure that it’s as efficient as it can be from an office footprint perspective. We’ll be looking at harmonizing some of our software systems, obviously, which will give us some opportunity there.

And as I mentioned in the notes as well, obviously, we’ll be looking to kind of really leverage our operational excellence from our support services point of view and really making sure that we, as a strong growth company, can continue to leverage SG&A really well as we go forward. So we’re looking at all those areas for the kind of major buckets. We want to get into that, Bob, as fast as we can. But we think the 4-year time is a reasonable estimate about when we’re going to get to the full amount. And of course, we’ll make every effort to ensure that we deliver on those numbers sufficiently over time. So I don’t -- the exact timing, we don’t have quite yet, but certainly, we do feel very confident in our ability to get that number over that period.

Operator^  And your next question comes from the line of Jack Meehan.

Jack Meehan^  Congrats on the deal. I was wondering if you could provide a little bit more color as you were backing up the client base for ICON versus PRA. If you could just give us some color around customer overlap and where there might be -- where there was some overlap between the 2 companies?

Steve Cutler^  Sure, Jack, let me talk about that. And then maybe Colin might jump in. I think this is one of the advantages of the deal. We saw some really strong complementarity on the customers. We have -- we’ve now gone, as I said in my comments, to a majority of the top 20 pharma companies. We have strategic partnerships with across the combined organization. We also have a very strong franchise within the important biotech market. And that’s an area that Colin and I have been focused on as well. So we’ve seen continued strength in that market and continue delivering that market.

So as you look at it across the key partnerships, the key strategic partners, the complementarities, look there is some overlap in some customers, and we’ll work through that, but we don’t see a huge amount of risk in that area. We see -- we have good relationships with those customers, and there are customers that one or other of us have very strong relationships with as well. So as I say, it’s one of the features of the deal from my point of view and one of the reasons for moving forward in that we have such good complementarity on that space.

Colin, do you want to add?

Colin Shannon^  Just a brief, I was thinking about the fact that we’ve got such a well-diversified portfolio of clients, ranging from the largest to the smallest. I love the fact that Steve and his team are very focused on the innovation by the biotech and helping support the larger clients. We’re looking to structure an organization that actually meets all types of clients because we know how important it is, to get medicines to patients faster. That’s really the determining factor here. And I think we all support that. And the great thing is, is that as we really looked at the whole client mix, it was, as Steve said, it was a very complementary mix. So it’s a fantastic opportunity.

Brendan Brennan^  And if I could just add, Jack, to that, just to make a point that in the new organization, no individual customer will be greater than 10%. So again, it just speaks about diversification of the customer base.

Jack Meehan^  Yes, that’s helpful. And then you’ve touched on the cost -- the potential on the cost synergy side. I was wondering if you had any thoughts whether there could be some potential for revenue synergies over time, specifically was thinking whether there’s potential to do some more investment in the central lab and bringing work from PRA? And then just your thoughts on the data solutions business and whether there could be some potential there?

Steve Cutler^  Yes. I think, Jack, on the revenue synergies, we certainly see a significant opportunity there. I think, again, I mentioned in my comments, the labs, the obvious one, both the central lab and the specialty lab. Our Home Health Services group, which is growing very strongly at the moment. The Accellacare site network, it’s going to dovetail, I think, very nicely with the technology and data plant mobile and health connected data platforms that PRA bring. We really bring together a number of components on that decentralized clinical trial area that really give us, I think, a very compelling offering on that front. So I’m really enthused about the -- that opportunity. The revenue synergies are there, and we think that’s going to be very strong.

Operator^  And your next question comes from the line of Tycho Peterson.

Tycho Peterson^  Real-world evidence is obviously part of the focus here. Can you just talk about how much exposure you think the combined company has to that segment of the business post close?

Steve Cutler^  Yes, Tycho, we have significant exposure to that and a significant opportunity to engage further on that through some of the technology and the data that PRA bring to the combined entity. It’s going to be an area that we, I think, can press down on very significantly and move forward. Our late phase group, we believe, is really jumps up in the industry. So within the top handful of providers, the real-world data and the real-world evidence data source that PRA bring to that through their various components is going to be really important to how we drive that segment forward.

Tycho Peterson^  Okay. And then can you elaborate a little bit on your comments on leveraging the Accellacare site network, just how meaningful you think that could be? You mentioned it a couple of times.

Steve Cutler^  Yes. I mean, we have that -- that Accellacare site network is growing. We have it global now with the acquisition of MeDiNova in Europe and, of course, the PMG sites in the United States. They contribute -- they’re contributing increasingly to our overall patient recruitment numbers, certainly through the pandemic, they played a major role in that. And we see, as we build the decentralized model having them is very much the central part of that because they’re onboard with us.

We have our people there, is really going to be a way to sort of grease the skids with our decentralized trial network. And so that will be the basis for how we go forward there, adding, as I say, the mobile platform that PRA brings and allows us to really put together an integrated offering on the DCT, the decentralized clinical trial side of things. This is something that we -- obviously, we need to spend a little bit of time in pulling together. But all of the key components are there, and that will be a real strong focus operationally as we come together.

Tycho Peterson^  Okay. And then lastly, CRO mergers have not always been smooth. Bob Jones mentioned the attrition risks. I’m just curious where you see any potential risks on the merger going forward?

Steve Cutler^  Well, we look at the risks as we contemplated the merger. But overall, as we assessed the clear benefit I think we’ve outlined in terms of bringing in the new technology, the growth opportunities, the decentralized trials, the scale far outweigh the risks such as they are. That’s not to say that there aren’t risks, and we’ll be working very hard to mitigate those through various plans that we have. We’ll be putting together a dedicated team to do this. We’ll be working very hard to make sure our employees understand what their opportunities are going forward.

We’ll be communicating with them on a very regular basis and then helping them to understand what part they play in it. We’re also obviously emphasizing to our customers and to our employees that the work as it stands at the moment needs to continue, and that’s a very strong focus. It’s a focus across both our organizations, and it will continue to be 1 across the combined entity. So there are various tools and the processes and places we’ll put in place. We believe the integration is going to take a little bit of time.

Certainly, we’ll get a good chunk of it done, I believe, by the end of 2022, but it’s going to go on beyond that, and that we’ll be making clear decisions and communicating very carefully with our employees, and of course, with our customers, as to how -- as to what we’re doing and why we’re doing it. So it’s -- as I say, I think we think, overall, the benefits far outweigh the risks on this. But we’re not thinking this is going to be necessarily something that will be done tomorrow. It is something that we’re going to take some time over. We’re going to consider, and we’re going to make sure that we continue to deliver on the current portfolio as we go forward.

Colin Shannon^  And just to add a little bit to Steve’s comments, if you don’t mind. When we are looking at this as well, we’re thinking about the change that’s happening within the industry. And the way that we’re being innovative and forward looking, we believe that as both our companies are coming from a position of strength, there’s no distressed asset here that needs to be fixed in any way. And so we’re looking forward to bringing together 2 very good companies. And taking -- looking at how we can help in the marketplace and really driving that innovation change. And I think what we’re doing is going to actually have a very attractive offering and be a destination place for employees to want to join and be part of that evolution.

Operator^  And your next question, sir, comes from the line of Erin Wright.

Erin Wright^  Great. Can you speak to how you’re thinking about the FSP opportunity and how you’re thinking about the growth prospects across that segment and how you can better leverage that given it’s a larger portion of PRA?

Steve Cutler^  Yes. I’ll have a crack at that. And then maybe, Colin, again, will jump in. We certainly see significant growth, and we have seen very significant growth in the FSP space over the last 12 months or so, and we anticipate that will go forward. I think importantly, though, as you look at the FSP growth, it’s the combination of 2 of having our product registration Phase II, Phase III business also being an important component and a significant component of our business.

And the interaction -- an integration, to some extent, at least the sharing of resources between those 2 gives us that flexibility that I was talking about in terms of large-scale projects and customers putting together more hybrid solutions. So FSP will be a continued and a very significant focus for us will be, by far, I think, the largest FSP provider in the industry. We’re moving that to a new place. We’re getting more data orientated. We’re adding technology. We’re differentiating ourselves in that space. And I know PRA have been very successful in that space as well. So it’s an opportunity and an area that is going to be a key focus for us. Colin?

Colin Shannon^  Yes. Steve, you covered that nicely. I think the only thing I would add is that our goal is like to supply the services the client needs. And we have got this large opportunity. And we don’t try to make the client change their mind. We try to work with them. That’s why it’s strategic in nature. And we try to figure out the best way of having to achieve their goals. We’ll be able to utilize a lot of our internal tools to help drive productivity and other mechanism and gains. But with an improved service offering, it gives us more opportunity to expand the range of our services so that we can actually provide to our clients. So we see opportunities not just in FSP, but across all service offerings, and we see a lot of opportunity to expand the whole of our client base.

Erin Wright^  Okay. Great. And then a broader question here. How did you think about this weighing this versus smaller tuck-in deals, you obviously had some optionality from a balance sheet perspective. But do you think now makes more sense to be a bigger CRO with scale maybe with the global nature of clinical trials that we’re looking at today than maybe it did several years ago?

Steve Cutler^  We do, Erin. Yes, we do. As I say, it’s a combination of the right partner, which we believe we’ve got in PRA, I said there have been such a good -- strong competitor of this. We know what a good organization, PRA is. That was a key part of it. But it’s also coming out -- we do see we’re coming out of the pandemic. We can see the light at the end of the tunnel, and we do see it as a pivotal point for the way we’re running clinical trials. People know what a clinical trial is now. I don’t -- never heard so much public recognition of the role that our industry, obviously, the pharmaceutical industry, but our industry as well have played in the pandemic and the bringing to the market of the vaccines. And that, I think, is really -- and I think we’ll look back on this time as being a really important time. And we think this is the right time to do a deal like this, to move our industry forward and the combination of these 2 companies, ICON and PRA, I think, really offers a huge opportunity in the long term.

Operator^  And your next question comes from the line of Eric Coldwell.

Eric Coldwell^  I have several. Let’s hopefully do these in bullet point form. Brendan, looks like ICON will be moving to an adjusted EPS presentation from prior GAAP. I’m curious if you have any early clues for us on what the exclusions will be, what you will treat as non-GAAP?

Brendan Brennan^  Well, we’ll look to be kind of more industry standard, Eric. But at this stage, we’re certainly only thinking about kind of the big line items. I think it wouldn’t be ICON if we put too many of them in, to be honest. So it will be deal costs, stock comp and amortization. That will be the big 3.

Eric Coldwell^  Deal costs, stock comp and amort. That’s about what I expected you to say. Leverage 4.5x. Did you say that was pro forma for the synergies? Or is that as reported?

Brendan Brennan^  That’s -- well, that includes the synergies.

Eric Coldwell^  Okay. So you’re pulling the synergies forward into that leverage account?

Brendan Brennan^  Yes.

Eric Coldwell^  Okay. And maybe one for Colin and Steve, obviously, PRA management other than Colin being on the Board, notably absent here. I’m not sure there could be a lot of stuff behind the scenes. But look, we highly respect ICON leadership. I think having continuity certainly has its benefits. On the other hand, not having top visible executives from PRA and management unless I miss something. Might that not increase flight risk for PRA in this incredibly hot CRO market, where there is growing demand for talent?

Colin Shannon^  Eric, let me take that. I mean, this is -- obviously, this is the initial announcement of the deal. So I don’t take the fact that we don’t have any of the PRA execs on the call as any sort of reason for thinking they may not be part of the organization. We’re going to do our assessment. It’s going to be 4 to 5 months -- 4 to 6 months until we close. So we have a little bit of time to assess people’s interest in continuing with us and how that -- how the organization will come together. And we’ll be doing that in a very objective manner and making sure we have the best people. We have huge respect at ICON, as I said, for the PRA for their management team and we recognize what talent there is right across their organization.

And so we’ll be looking very hard and making sure that we have roles for all those people. And certainly, initially, in terms of the integration, we are going to go forward as 2 organizations will come together over a period of time, but we want to focus on delivering what we have, and that’s a really important factor for our customers. They are going to want us to continue to deliver. We’re both delivering well on our portfolios, and we have good people who are doing that. Over time, we’ll bring that together, and we’ll focus the organization in that way, but we are going to make this a meritocracy rather than any sort of overrun by any 1 of the organizations.

Eric Coldwell^  Very understandable. A couple of quick ones, apologize for hogging the mic here. But expected debt costs, Brendan, what’s the weighted average cost of capital expected for the transaction?

Brendan Brennan^  Weighted average cost of capital?

Eric Coldwell^  Yes.

Jonathan Curtain^  Eric, it’s Jonathan here. Yes. We expect it to be above our weighted cost of capital, so it’ll be above 10%.

Eric Coldwell^  Okay. And the debt specifically?

Steve Cutler^  That’s referring to debt specifically, yes.

Brendan Brennan^  Yes. Sorry, Eric, what was the question on the debt?

Eric Coldwell^  I’m sorry.

Brendan Brennan^  I’m sorry, can you just repeat the question on the debt side?

Eric Coldwell^  Yes. No, look, we can take this off-line. I think I might be -- maybe we’re on different pages with this one. I will actually seed the call now. I’m going to thank you very much. Good luck with everything.

Brendan Brennan^  Thanks, Eric.

Operator^  And your next question comes from the line of Dave Windley.

David Windley^  Congratulations to the teams. I want to start off, probably hope to hear from Steve and Colin both on this. But the decentralized trial capabilities that you list out on the slide are, I think, among the most compelling here. That said, it’s unclear -- I mean it seems like we’ve certainly gotten stimulus to those types of trials in 2020 with pandemic and the need to navigate differently. I’m wondering what’s your sense of clients’ temperature to continue to aggressively embrace those types of capabilities and how the capabilities that you list on that slide can feed into that? And then in addition to that, how that might affect pricing of trials and perhaps cost synergy opportunities as you think about executing trials with fewer staff? So kind of a big question.

Steve Cutler^  Yes, that is a big question, Dave. I think you quite rightly point out, and I’ll need to call in a minute on this one because I know he has a clear perspective on it. But we have, as I’ve said, seen a shift in the way we run clinical trials to the pandemic. We really -- I think all of the industry sort of turned on a dime back around about a year ago when the whole pandemic hit us within a couple of weeks, and we were moving from very much on-site sort of monitoring operations to remote monitoring and the whole decentralized trial conversation, if you like, I think, has jumped forward probably 5 years.

I don’t think we’re going back. I really don’t. I think our customers, we’re seeing unprecedented, it’s an overused word, I know but unprecedented interest in our offering on the decentralized trial. And even in areas like oncology, where you wouldn’t naturally think there’s a decentralized trial opportunity. But even in those areas, and of course, in the more chronic ambulatory-type trials, there’s a huge amount of interest across our whole customer base from the larger companies to midsize and the biotech in how we run these decentralized trials and how we can do them in a way that is much more patient-centric going forward.

So those capabilities, as you outlined, really do put us in, I think, a very strong position in a market or, I guess, a segment of the market that is, I think, going to advance significantly over the next, realistically, 3 to 5 years. We’re not moving to 100% decentralized trials in the next 6 months. But it is going to move, I think, much faster because of the pandemic. And even as we go through the after effects of the pandemic, we see pretty much every trial we start now has a component of off-site monitoring, remote monitoring or decentralization, to some extent or another, and Colin can talk about some of the trials they’re doing that are fully decentralized in a pivotal setting.

So in terms of that, we see that movement, and we don’t see it coming back anytime soon. And in terms of pricing, the pricing will probably be different. But I think there’s certainly an opportunity to maintain or even improve margins in that space because we won’t be doing some of the really inefficient stuff that we used to have to do, traveling to sites and charging customers for that. It will be much more effective and efficient in the way we monitor data. I think that has huge opportunities for us from a margin point of view. It allows us to be much more effective in the way we utilize the resources we have.

We’ve talked about the large-scale trial that we just run for our largest customer and how we were able to monitor that study remotely. Sites in Argentina being remotely monitored from some of our people in Asia. That brings us a huge opportunity, I think, to be more effective and efficient and more effective from a pricing operation for our customers as well. So we can do it cheaper for them. We can do more trials because we’re better utilized, and we can do it more effectively at a more sensible and a more reasonable and a stronger margin going forward. I’ll stop there and maybe let Colin jump in.

Colin Shannon^  I mean say that was quite thorough. The only thing I would really add there is that one of the key components here is back to this health care intelligence, I mean what we’re producing is now how to get a trial optimized and done as quickly and with as little labor as possible. And using this combination of expertise with data and mingling that together, gives us a really quite unique offering.

And we’ve been able to, but this union, accelerate components that might have taken us years to build out equally by ourselves. And it’s the same with ICON. So together, we’re getting things done faster, so we can take advantage of these opportunities. We’ve seen very, very strong pipeline coming through. We had a record Q4 book-to-bill. I was delighted to post and the old fashion, [605 or 1 4 2,] I think that just is a testament to the work volume that’s out there, and we’re seeing that continue. So I think that we’re nicely positioned.

David Windley^  Great. I appreciate those answers. It kind of splitting the hair one here. Probably for Brendan, in terms of the adjusted EPS that you answered to Eric’s question, he stone that one from me, but also wanted to make sure I understood the before and after as it relates to your accretion numbers. So when you say double-digit accretion and 20% longer term, should we be starting at ICON the way you report today? Or starting at ICON adjusted for the things that you are going to adjust and then add the 10%?

Brendan Brennan^  With the adjustments in do 2-point of point. So we can take that off-line as well, but with the adjustments in -- on a like-for-like basis.

Operator^  And your next question comes from the line of Sandy Draper.

Sandy Draper^  And I’ll echo my congratulations. And I guess the first question, I don’t think this -- Brendan, you addressed this. Are there any colors on the stock component in terms of limits to the upside or into the downside?

Brendan Brennan^  No. No, Sandy, there’s no color about

Sandy Draper^  Okay. Great. And then second is maybe an ICON specific, and I know they’re a little bit of PRA numbers and look like the fourth quarter was solid. I don’t have any guidance there. But Brendan, when I look at the guidance that you gave for ICON stand-alone, it looks like if I do a quick back of the envelope, you’re not really assuming any notable improvement in the burn rate.

One, just wanted to make sure that’s right? And so should we think about sort of what we saw in the fourth quarter and where you’re projecting is sort of the new level? I was thinking maybe there would be potential for that to lift up once we get through COVID, just any comments around that? And then I don’t know, Colin, if you’re willing to make any comments about how you guys are seeing the burn rate and recovery as we move past COVID?

Brendan Brennan^  Sandy, yes, no, I mean, we -- obviously, we’re very pleased with the guidance we’re putting out there today, 14.4% to 18% uplift on revenue, I think, is a pretty good performance, even out of a down year when we accept that. The conversion rates, I think, will probably be faster in the first part of the year. Obviously, we’ll look to see continual revenue growth as we go through the year, but we do anticipate as we, kind of, are completing out some additional vaccine work that will burn a little bit faster into our overall conversion. So the fashion of the burn rates, you can do the math on that pans out for the year. And it is not dissimilar as opposed to the exiting position, but I think it will be faster in the first half versus the second half, Sandy. So I hope that helps, and happy to take any additional questions offline or not.

Operator^  And your next question comes from the line of Elizabeth Anderson.

Elizabeth Anderson^  Congrats on the transaction today. Can you maybe talk a little bit more like tactically about how the transaction came together? I guess, obviously, you had your net cash position and were coming out of COVID, but was it a competitive situation? Did you -- how long had you been discussing it? I think that would just help us get some more context around the decision for right now?

Steve Cutler^  Sure. Sure, Elizabeth. As I said, this goes back about 4 years. I came into the role early 2017. And we -- I think, is a matter of a record. We had an interest in another CRO early on at that time. And that really tweaked off for us an ongoing review of the marketplace, believing that ultimately a transaction such as this is the right thing to do. And we’ve made assessments of really all of our key competitors over that time in a way that I think was prudent and sensible and highly considered.

As we came to early 2020, Colin and I spoke to each other and recognized that there was a nice fit here from a cultural point of view and from a clinical focus point of view, and we were both 2 strong organizations. Suddenly, the pandemic intervened, and things were -- we were sort of busy sailing our own ships for that middle month in 2020, but we came back to it as we saw a light at the end of the tunnel and then through the pandemic, and we quickly realized that with the complementarity on customers, the complementarity on services, the ability to uplift ourselves and get deeper and broader in key geographies.

Really, this was a really compelling argument for bringing us together. And so that’s really how it happened. We started talking. It’s been a process that’s taken, not a huge amount of time once we really got down and got to it because the obvious benefits were so clear to us from the start, be the cultural fit, as I say, the service fit, the technology fit, PRA, as they bring to us and bring to our site network and our home health area, significant revenue synergies that we just think we’re just too good to ignore. So that’s kind of the process we went through. It was -- it’s not been something that we just suddenly woke up last week and decided to do. This has been a process, as I say, over a number of years where we’ve been considering this. And we’ve really assessed the market very thoroughly.

Elizabeth Anderson^  Got it. That’s helpful. And then in terms of just your guidance raise for 2021, can you talk about what are the biggest changes in terms of the drivers versus the guidance you gave in January?

Brendan Brennan^  Yes. Elizabeth, I’m going to take that. It’s Brendan here. We’ve seen, obviously, and one of the reasons we didn’t give detailed guidance in January was we were saying that we wanted to have a little more time as we got to -- some of the new customers we’re working with. We’ve gotten better visibility over those last couple of months. And certainly, in terms of some of the vaccine trials we’re working on, the ramp of those into revenue.

And I described the conversion levels patterns we’re going to see out of those, I suppose, just a little while ago. But also we had a really, really strong Q4, which is great from a business win perspective, and we sell it across in PRA as well, which is excellent. And so obviously, that gave us a little more comfort coming into the year as well. So we took that extra time to really hone down the numbers and make sure we were in the correct ballpark, and we’re very confident with these numbers that we’re putting out today.

Operator^  And your next question comes from the line of Donald Hooker.

Donald Hooker^  I wanted to maybe get an assessment of the broader marketplace in the context of this combination here. What percent of the market do you think of the CRO outsourcing market is outside of the top 5 or 6 CROs now? And what do you think are -- we can see the public CROs, obviously, but what do you think the -- how do you think that the private CROs, the smaller CROs, maybe have performed over 2020, just as a point of comparison with all the changes?

Steve Cutler^  Yes. I’ll take a crack at that, Donald, and then maybe Jonathan Curtain, who looks after that sort of data and Colin might want to jump in. In terms of the broader market, we still see obviously growth within that market. And we see the larger CROs, the top 6 or 7 taking the majority of that growth. So it’s not that the smaller CROs aren’t growing, but I don’t think -- we don’t believe they’re growing at the same rate that the top echelon of CROs -- say, the top 6 or so are growing. So we believe being part of that top echelon and continuing to being part of that, really puts us in a really good position to take the majority of that market growth.

In terms of the percentage of the market that’s outside of the top, this is still, as you would know, a very competitive mark. There’s no question about that. There are many hundreds of CROs around the world. I think the top 5 has probably got the vicinity of 50-ish percent of the market. We can argue about what those -- what that number is. I do think that’s going up over time. And as I said, we want to be and believe that we’re in the best -- we’d be in the best position for our shareholders, our employees and our customers, quite frankly, if we stay and we continue to grow within that top echelon of companies. There’s certainly further opportunity, and that market continues -- as that market continues to grow, I think for us, particularly to even accelerate our market share take, if you like, as we go forward. Colin, Jonathan, anything to add?

Colin Shannon^  Yes. Yes. I’ll add a little bit there, Steve. Thank you. One of the other aspects here is that with the size of our organization, pharma are massive, and they want to partner with companies that they can keep up with them and have the capability to continue to grow without eating into that beyond 10%. So we’ll be able to actually be able to grow a lot more substantially with some of the larger clients. I mean you’re right to point out, there are thousands of CROs that are not in the top tier. And it’s a very fragmented industry. But to Steve’s point, we continue to see the larger ones able to offer more. And there’s all the work that’s done by pharma just now gives them an opportunity to start looking at the larger companies to share some of the workloads off them.

Jonathan Curtain^  Yes. Don, it’s Jonathan here. Sorry, not a huge amount to add to that. I think probably what we’ve seen -- and we’ve seen this even from an evolution of our backlog perspective is I guess, the broadening and the, I suppose, diversification amongst our customer base. And I think there’s no doubt as we look around the market over the last number of years, we’ve seen mid-sized customers who potentially, maybe if you go back, say, 10 years ago, mightn’t have necessarily wanted to work with the larger CROs changing their mindset because patients can be hard to find in certain therapeutic areas.

And they recognize that the scale and the assets that larger CROs have and indeed the focus that they’re now giving on that type of customer will cater for their needs. So it’s a rather complementary element to our services and our offerings alongside those larger customers.

Donald Hooker^  Great. And a quick follow-up maybe with all the operational disruptions over the past year, I see you guys reported very strong both CRO, PRA and ICON reported very strong awards for the quarter. Was there a significant amount of rescue studies or any kind of takeaways or studies that were struggling to restart that were takeaways, have you seen that yet? Or maybe that’s something that might come this year? Or how do you think about rescue study opportunity?

Steve Cutler^  We haven’t been -- I can’t say we can say we’ve seen a significant uptick in rescue opportunities, Donald. They come along every now and again. The growth, really, I think, has been -- obviously, there’s been a COVID component, a vaccine component for us. Colin might want to comment about what he’s seen. And it’s been not upside of our top 5, the small and midsized, the biotechs have been very strong for us in growth. Not -- but the risk is -- they may come because they tend to come after -- with a lag period, but we certainly haven’t seen, I think, any significant uptick from what our usual sort of rescue

Colin Shannon^  I echo with Steve. There was nothing substantially different from our mix as well. So I agree with Steve.

Operator^  Congrats on your merger.

Steve Cutler^  Thank you.

Jonathan Curtain^  Thanks, Bob.

Operator^  And your next question comes from the line of George Hill.

George Hill^  I have a couple of quick ones, since I think a lot has already been covered. Is number one, I didn’t see if there was a breakup fee on the deal. Number two, I would ask if you guys could comment quickly on if you see any significant white space in the combined company’s offering post the transaction close? And lastly, I guess, Steve, I don’t know if you would comment on how much of the market do you think is not being realized due to people not being able to readily access clinical trials or trial locations? You talked about kind of the explosion in consumer recognition of the trial process. But I’d be interested in kind of how you guys think about how much of the market is untapped just because people are hard to get to?

Colin Shannon^  Well, the data analysis that we always look at really shows that approximately only 5% of eligible patients participate in a clinical trial. So there’s huge opportunity. And as Steve mentioned earlier on, the pandemic and all of the clinical trial talk has actually been quite a global education process. We can see that changing dramatically over time. We want to help support that. We help that -- we think that, that will help speed up the whole process of getting clinical trials done. But it’s going to be a joint combination of us working very closely with our partners and clients to ensure that we streamline that approach. And together, we can achieve medicines to patients faster.

Steve Cutler^  Yes. And I’d concur with Colin’s comments there, George. In terms of your second question, white space that we don’t cover, there’s very little white space we don’t cover and really some very significant depth across medical segments. We are a clinically focused, and we will be and continue to be a clinically focused organization. We think that brings great focus and strength to our organization. And so that’s an area with a very significant factor as we contemplated this transaction.

There’s really not much we can’t do in that clinical space. And that’s -- having said that, there is always further innovation, further technology and will be open to those sorts of opportunities as this particularly on the decentralized trial market moves forward. And that momentum continues into the future. We’ll be active in that space, making sure that we are engaging with the best providers and even potential further acquisitions around that, so that we can deliver strongly. Brendan, do you want to comment on the breakup fee?

Brendan Brennan^  Yes. Just maybe to point out, George, at this point, we haven’t disclosed those yet. There are breakup fees. They will be included in the proxy. So watch this space, and you’ll be able to find out.

Operator^  And your next question comes from the line of John Kreger.

John Kreger^  Steve and Colin, can you guys just elaborate a little bit more on how the combined company will be able to better serve emerging biotech. That’s the 1 category where it doesn’t necessarily seem obvious that enhance scale is necessarily helpful. Do you agree that more innovation is coming out of emerging biotech? And how does the combination allow you to sort of address that market better?

Colin Shannon^  Yes. Thanks, John. I’ll start this one first because Steve and I talked about this because we’ve both realized that this is a very important element because a lot of innovation comes here. And we are absolutely going to ensure that all of the clients that we currently work with and all of the emerging biotechs that we work with our models and the way we approach it, we’re going to actually think about how we manage to continue to do that so that they realize that they’re not going to be lost in a shuffle, they’re going to get the amount of attention that we get from any client. We recognize that our innovation is really very powerful, and we’re going to work on and continue to grow that part of our business. It’s been a very, very long piece of our key components for many, many years. And Steve completely values what we’ve done in that area and want to continue doing that and expanding it even further.

Steve Cutler^  Yes. And John, I’d concur with what Colin just said. But I’m not sure I’d agree with your perspective around enhanced scale not being useful for the biotech. Many of these companies, smaller companies are in the rare disease areas. And when you’re in the rare disease areas, there’s a real benefit to being able to broaden and deepen in terms of access to patients. So there’s an opportunity, I think, there to really make a compelling offering to our biotech.

We’ve shown that. I mean, the PRA guys have been really preeminent in that market. ICON has also been very successful in our market. And we’ve shown we can deliver. The old sort of model, the old sort of mantra of we’re too big and we don’t care, has really gone away. I think we’ve shown, I think, operationally, and delivery-wise that we really can put it out there and deliver for these biotech customers, particularly around the challenging and complex trials.

John Kreger^  Great. And maybe 1 quick follow-up for Brendan. Brendan, as you try to model out the combined company in, let’s say, ‘22, does COVID-related work, is that about the same as ‘21? Or does it change significantly? What’s your sort of view of sort of the durability of that type of work?

Brendan Brennan^  Well, certainly, John, at the moment, we’re seeing quite a bolus of work on that side. A lot of that, of course, is vaccine development. And as we know, there are not of variants in the market. So we still aren’t seeing, I should say, variance of the actual virus. But -- so we are seeing still add-on or additional development. So certainly, for the simple view generally during 2021, we do expect it to be a reasonable chunk of our business win. I think it’s probably fair to say as vaccinations increase globally and we are seeing in some of the more advanced countries, there are drop-offs in the numbers of new patients obviously getting the virus. So we would expect it to tail out somewhat in terms of the vaccine development during ‘22. But I think COVID and COVID treatment is going to be something that’s a significant part of our business for the particular future.

Operator^  And your next question comes from the line of Juan Avendano.

Juan Avendano^  Congrats on the deal. My first question is CRO business is relationship based. And given what we’ve seen in previous large CRO mergers, there can be some significant employee project management turnover as well as biopharma account turnover during the integration. So can you talk about what are you doing to minimize any potential near-term disruption? And what ways will this merger be different than the last 2 CRO mergers that we saw in recent years?

Steve Cutler^  Yes. I’ll talk about that one. We obviously recognize the risks there. And we’re putting in place detailed integration plans to address them. And then one of those areas is the employee turnover and making sure that we’re minimizing that. So there’s a number of things we’re doing. Obviously, the usual things around regular communication, making sure our employees know what opportunities there are and where we are in the whole integration process, making decisions in a timely fashion, letting them know that they have a role within the company. This union is really about growth. We’re going to be looking at how we grow the company.

And so there’ll be -- as an employee of the combined entity, there will be more opportunities for people going forward. And that’s something that we want to emphasize to them as well. And then in various situations, we’ll be putting in place retention incentives and the normal sort of course of event things will be making sure that people understand what their role is, what the time lines are, what we expect of them, et cetera, et cetera. So overall, I would say to our employees, there is going to be huge opportunity, I think, in this organization going forward. And this is a story of growth rather than anything else. And we want people to be with us.

And I think, as Colin mentioned earlier on, as the preeminent clinical CRO, we believe we’ll be able to attract the best talent in the industry, particularly as we put together our compelling and integrated, decentralized clinical trial, where we will be allowing people to work in probably a different way going forward. The old story of CRAs on planes for days a week. We’ll move. We’ll be able to move faster, I think, on that. And to give employees, there’ll be -- clearly, there’ll be work to do, but it’ll be less -- perhaps less burdensome, being at airports and all of those sorts of things. So those sorts of opportunities, I think, are going to be significant within our organization.

Juan Avendano^  And a follow-up. As you look into the combined company portfolio, do you expect to divest any businesses? And specifically for you, Steve, do you view PRA’s Data Solutions business as a core asset to the combined company? And any early thoughts on what ICON could do to leverage PRA’s Data Solutions business?

Steve Cutler^  Yes. We’re going to assess all of it is we constantly assess all of our business, and it’s way too early for us to be making any statements around that one. As I said, I think a number of times on the call, we see great complementarity in terms of the technology and the platforms that PRA bring to us, and that includes the data sources and combining those data sources with our one-view solution around our labs and the data opportunity, to us, looks really compelling. And so we’re going to be assessing that really over the next sort of 6 to 12 months, making sure we’re putting that in the right place and then bringing that to the benefit of our customers. So while we always assess our businesses, it’s too early to make any statements on that.

Operator^  And your next question comes from the line of Dan Brennan.

Dan Brennan^  Great. Maybe just 1 that was asked earlier, but I just wanted a clarification. So just on the interest cost, Brendan, on the $6 billion of debt. I know Eric asked it, but just wondering if you can disclose what that is in the term and the other secured indebtedness?

Brendan Brennan^  You’re just -- your question is around the interest cost, is it Dan? Sorry, I can’t quite cut your...

Dan Brennan^  Exactly, what kind of rate do we be assuming on?

Brendan Brennan^  Yes. We’re kind of in the high 2s on that. I mean, we’ll obviously move. We got bridge facility in place and we’ll swap cross to longer types of debt. But the market is very good for debt at the moment, as you will know, Dan. So at the moment, we’re looking in the kind of the high 2 range, 2.75 that kind of ballpark.

Dan Brennan^  Got it. And then I know it was asked earlier to on the $150 million of cost savings, and you said you’ll give us more color on that. But I’m just wondering, if you look at just PRA’s SG&A, obviously, just applied to that, that would be meaningful. But obviously, you’re getting some savings on synergies on the combined scale and purchasing power, but can you give us any way to help think about some of the components of that? I know in the deck, you’ve got some bullet points here, but I’m just trying to think through that number conservative or not, just would be helpful to get some qualitative color?

Brendan Brennan^  I think, Dan, we will say about that is it’s very achievable is the way I put it. We’ve looked at the numbers, obviously, on the combined business. There’s a lot of infrastructure in the combined business. There’s a lot of overlap of IT systems. And as we said, we want to leverage our sets of excellence around how we run support services. So I do think it’s a very, very achievable number. And certainly, in the time frame that we’ve given it there is very achievable. So we feel very confident about getting to that number across those

Dan Brennan^  Got it. And then you talk about a high single-digit revenue growth rate for the combined entity and that’s before any potential revenue synergies. What’s assumed on that? Like when you think about ICON stand-alone and PRA stand-alone, are they both high single digit? Just kind of wondering how you’re thinking about the base businesses? And then could you give us any color at all about why you’re not going to include revenue synergies? Any way to ballpark? I know you’ve given a lot of discussion around what they could be in terms of the qualitative factors, but how will you potentially size the revenue synergy?

Brendan Brennan^  Well, Dan, on that particular one, we do see the business is a high single-digit growth in both stand-alone. And obviously, the combination should be in that ballpark as well. I think we’re -- as you know, Dan, folks who think about things in terms of making sure they’re absolutely doable. So well, we get in and we integrate these businesses, we do see opportunities. Steve has pointed out that we have a lab business. They have data elements that we don’t have. Likewise, we have the imaging. They a lot more early phase. So there definitely is cross-sell opportunities. But I suppose what we’re saying in the first instance is let’s get to those high single digits and make sure we’re firing all cylinders there, and then we’ll look to that as additional leverage.

Operator^  There are currently no further questions from the phone lines.

Steve Cutler^  Okay. Well, thank you, Operator.

Let me just close by saying the union of ICON and PRA brings together 2 high-quality growing organizations with similar customer-centric cultures to create a world-leading health intelligence and clinical CRO. Our focus is on executing trials from Phase I to post-approval studies with the highest quality and expertise, and we’ll leverage innovative strategies to accelerate development through the use of new data and technologies, while remaining focused on delivering our current projects.

So with that, again, I’d like to thank both the PRA and the ICON team who worked so hard over the last few months to bring this deal together and also a shout out to all of our employees in both PRAs and ICONs for delivering such strong results over the course of 2020. Thank you all. Have a great day.

Operator^  Thank you. Ladies and gentlemen, that does conclude our conference for today. Thank you all for participating. You may now disconnect.

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

 No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “ICON” may refer to ICON public limited company, one or more of its consolidated subsidiaries, or to all of them taken as a whole. The term “PRA” may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.